November 6, 2019

James Sapirstein
Chief Executive Officer
AzurRx BioPharma, Inc.
760 Parkside Avenue
Downstate Biotechnology Incubator, Suite 304
Brooklyn, NY 11226

       Re: AzurRx BioPharma, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 28, 2019
           File No. 001-37853

Dear Mr. Sapirstein:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Jessica R. Sudweeks, Esq.